Exhibit 99.1

Alibaba Group Announces Establishment of Alibaba E-commerce Business Group

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba Group” or “we”) announces the establishment of Alibaba E-commerce Business Group. The businesses that will be integrated into this group will include Taobao and Tmall Group, Alibaba International Digital Commerce Group, the 1688 Marketplace, Idle Fish and others, covering domestic and international supply chains. Mr. Fan Jiang has been appointed as the chief executive officer of this business group.

November 21, 2024